                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                              HARTMARX CORPORATION
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                       (Name of Subject Company (Issuer))

                             THE LINCOLN COMPANY LLC
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                       (Name of Filing Persons (Offeror))

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                            CALCULATION OF FILING FEE

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         Transaction Valuation                    Amount of Filing Fee
                  N/A                                      N/A
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/ /  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________  Filing Party:_______________________

Form or Registration No.:_________________  Date Filed:_________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third party tender offer subject to Rule 14d-1.
     / /  issuer tender offer subject to Rule 13e-4.
     / /  going-private transaction subject to Rule 13e-3.
     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the
     results of the tender offer:   / /

         Contact: Robert D. Siegfried
                  Kekst and Company
                  212-521-4800                          FOR IMMEDIATE RELEASE


             THE LINCOLN COMPANY PERSISTS IN ITS OFFER AND DISCLOSES
             -------------------------------------------------------
                                  ITS FINANCING
                                  -------------


         NEW YORK, N.Y., SEPTEMBER 7, 2001 -- The Lincoln Company stated, "Hartmarx's (NYSE: HMX) press release and outrageous lawsuit of today fly in the face of shareholder interests and enhanced shareholder value. The lawsuit is without merit, and the Board's refusal to meet with The Lincoln Company by hiding behind concocted conditions is a blatant affront to proper corporate governance.

         "The Lincoln Company will not be deterred from pursuing its offer to acquire Hartmarx at $4.50 per share all cash.

         "In order to answer questions about our financing, which appear to be the basis of Hartmarx's press release, we are disclosing the following: The Lincoln Company has arranged for a $175 million senior secured asset based revolving credit facility through Bank of America. In addition, Stephens Group, Inc. of Little Rock, Arkansas, has agreed to provide $35 million of equity and $45 million of subordinated debt. The Tom James Company and A. Robert Abboud have committed to an additional $35 million of equity. Such financing arrangements are subject to due diligence, a concern which has been exacerbated by the appalling behavior of Hartmarx's management.

         "We have provided Bear Stearns, the independent financial advisor to Hartmarx, with contact information necessary to confirm the above financing.

         "We urge Hartmarx shareholders to demand that the Hartmarx Board pursue our offer which is clearly in the best interest of all shareholders and which will achieve enhanced shareholder value."


Investors and security holders are strongly advised to read the business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission
(SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at WWW.SEC.GOV